Hammerhead Energy Inc. Announces Voting Results on

Election of Directors at Annual and Special Meeting

Calgary, AB, June 8, 2023 - Hammerhead Energy Inc. ("Hammerhead" or "HEI") (TSX: HHRS, HHRS.WT; NASDAQ: HHRS, HHRSW) is pleased to announce that on June 8, 2023, it held its annual and special meeting of shareholders. A total of 81,670,052 Class A common shares ("Common Shares"), representing approximately 89.77% of HEI's outstanding Common Shares, were represented in person or by proxy at the meeting.

At the meeting, shareholders approved the election of eight (8) directors of HEI to serve until the next annual meeting of shareholders of HEI, or until their successors are elected or appointed, with the number and percentage of Common Shares represented at the Meeting voted in favour or withheld from voting on each of the individual nominees as follows:

Name of Director	Votes For	Percent	Votes Withheld	Percent

Bryan Begley	81,582,240	100.00%	185	0.00%
J. Paul Charron	81,582,240	100.00%	185	0.00%
A. Stewart Hanlon	81,346,072	99.71%	236,353	0.29%
Michael Kohut	81,366,645	99.74%	215,780	0.26%
James AC McDermott	81,582,240	100.00%	185	0.00%
Jesal Shah	81,366,645	99.74%	215,780	0.26%
Scott Sobie	81,366,645	99.74%	215,780	0.26%
Robert Tichio	81,346,072	99.71%	236,353	0.29%

For complete voting results, please see our Report of Voting Results available on SEDAR at www.sedar.com.

About Hammerhead Energy Inc.

HEI is a Calgary, Canada-based energy company, with assets and operations in Alberta targeting the Montney formation. Hammerhead Resources Inc., the predecessor entity to Hammerhead Resources ULC, a wholly owned subsidiary of HEI, was formed in 2009.

Contacts:

For further information, please contact:

Scott Sobie

President & CEO

Hammerhead Energy Inc.

403-930-0560

Mike Kohut

Senior Vice President & CFO

Hammerhead Energy Inc.

403-930-0560

Kurt Molnar

Vice President Capital Markets & Corporate Planning

Hammerhead Energy Inc.

403-930-0560